FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2002

BANCO ITAU S.A. (Itau Bank S.A.) (Translation of Registrant's Name Into English)

Rua Boa Vista, 176 01014-919 Sao Paulo, SP, Brazil (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAU S.A (Registrant)

Date: November 5, 2002	By: /s/ Alfredo Egydio Setubal
Name: Alfredo Egydio Setubal Title: Investor Relations Officer

By: /s/ Silvio Aparecido de Carvalho
Name: Silvio Aparecido de Carvalho Title: Chief Accounting Officer